Filed by Rock-Tenn Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934

Subject Company: Rock-Tenn Company, MeadWestvaco Corporation
Commission File No.: 001-12613

MWV AND ROCKTENN ANNOUNCE SPECIAL MEETINGS AND EXPECTED CLOSE DATE FOR COMBINATION

RICHMOND, Va., and NORCROSS, Ga., – May 21, 2015 – MeadWestvaco Corporation (“MWV”) (NYSE: MWV) and Rock-Tenn Company (“RockTenn”) (NYSE: RKT) each announced a date for special meetings of their respective shareholders or stockholders to approve the previously announced combination of the two packaging companies. Subject to these approvals and certain regulatory approvals, the merger is currently expected to close on July 1, 2015 at which point MWV and RockTenn will become subsidiaries of WestRock Company, which will trade on the New York Stock Exchange under the ticker symbol WRK.

The MWV meeting of stockholders will be held on Wednesday, June 24 at 9:00 am EDT at 501 South 5th Street, Richmond, Virginia, 23219.

The RockTenn meeting of shareholders will be held on Wednesday, June 24 at 9:00 am EDT at Hyatt Atlanta Perimeter at Villa Christina, 4000 Summit Boulevard, Atlanta, Georgia, 30319.

Stockholders or shareholders at each meeting will be asked to consider and vote on proposals to approve the transaction and related proposals. A joint proxy statement and prospectus for the special meetings will be mailed to the shareholders of RockTenn and stockholders of MWV on or about May 22, 2015.

The approval of each company’s stockholders or shareholders is required to complete the Business Combination Agreement announced by the companies on January 26, 2015.

About WestRock

WestRock Company’s (which will trade on the NYSE: WRK) aspiration is to be the premier partner and unrivaled provider of paper and packaging solutions in consumer and corrugated markets. WestRock’s 42,000 team members will support customers around the world from more than 300 operating facilities spanning North America, South America, Europe and Asia.

RockTenn Contacts:	MWV Contacts:
Investor Contact:	Investor Contact:
John Stakel	Jason Thompson
Senior Vice President, Treasurer	Director, Investor Relations
678-291-7901	804-444-2556
jstakel@rocktenn.com	jason.thompson@mwv.com

Media Contact:	Media Contact:
Robin Keegan	Tucker McNeil
Director, Corporate Communications	Director, Corporate Communications
770-326-8245	804-444-6397
rokeegan@rocktenn.com	mediainquiries@mwv.com

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. RockTenn and MWV caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements regarding the expectation that the merger will close on July 1, 2015, the ability to obtain regulatory approvals and shareholder and stockholder approvals and the statement that WestRock’s 42,000 team members will support customers around the world from more than 300 operating facilities spanning North America, South America, Europe and Asia. With respect to these statements, RockTenn and MWV have made assumptions regarding, among other things, whether and when the proposed transaction will be approved; whether and when the proposed transaction will close; the results and impacts of the proposed transaction; whether and when the spin-off of MWV’s specialty chemicals business will occur; economic, competitive and market conditions generally; volumes and price levels of purchases by customers; competitive conditions in RockTenn’s and MWV’s businesses and possible adverse actions of their respective customers, competitors and suppliers. Further, RockTenn’s and MWV’s businesses are subject to a number of general risks that would affect any such forward-looking statements including, among others, decreases in demand for their products; increases in energy, raw materials, shipping and capital equipment costs; reduced supply of raw materials; fluctuations in selling prices and volumes; intense competition; the potential loss of certain customers; the scope, costs, timing and impact of any restructuring of our operations and corporate and tax structure; and adverse changes in general market and industry conditions. Such risks and other factors that may impact management’s assumptions are more particularly described in RockTenn’s and MWV’s filings with the Securities and Exchange Commission, including under the caption “Business – Forward-Looking Information” and “Risk Factors” in RockTenn’s Annual Report on Form 10-K for the fiscal year ended September 30, 2014 and “Management’s discussion and analysis of financial condition and results of operations – Forward-looking Statements” and “Risk factors” in MWV’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014. The information contained herein speaks as of the date hereof and neither RockTenn nor MWV have or undertake any obligation to update or revise their forward-looking statements, whether as a result of new information, future events or otherwise.

NO OFFER OR SOLICITATION

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving MWV and RockTenn will be submitted to the stockholders of MWV and the shareholders of RockTenn for their consideration. In connection with the proposed transaction, RockTenn caused a newly formed holding company, WestRock Company (formerly known as Rome-Milan Holdings, Inc.), to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which includes a prospectus with respect to the shares to be issued in the proposed transaction and a joint proxy statement for the stockholders of MWV and the shareholders of RockTenn (the “Joint Proxy Statement”) (the “Registration Statement”). On or about May 22, 2015, each of MWV and RockTenn commenced mailing the Joint Proxy Statement in definitive form to its stockholders or shareholders, as applicable, of record as of the close of business on May 4, 2015. Each of WestRock Company, MWV and RockTenn may file other documents regarding the proposed transaction with the SEC. The Registration Statement and the Joint Proxy Statement contain important information about the proposed transaction and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT CAREFULLY, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC,  AS THEY BECOME AVAILABLE, AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by MWV or RockTenn with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders are able to obtain free copies of the Registration Statement and the Joint Proxy Statement from RockTenn by going to its investor relations page on its corporate website at http://ir.rocktenn.com and from MWV on its corporate website at www.mwv.com.

PARTICIPANTS IN THE SOLICITATION

MWV, RockTenn, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about RockTenn’s directors and executive officers is set forth in its definitive proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on December 19, 2014, and information about MWV’s directors and executive officers is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 20, 2015. These documents are available free of charge from the sources indicated above, from RockTenn by going to its investor relations page on its corporate website at http://ir.rocktenn.com and from MWV on its website at www.mwv.com.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is included in the Registration Statement and the Joint Proxy Statement and will be included in other relevant materials RockTenn and MWV intend to file with the SEC.